FILE No. 82-3437

Corficolombiana

RECEIVED

2009 MAY -5 A 8:11

FICE OF INTE... [redacted]

09046148

SUPPL

Cali, April 13, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.~~ s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Authorized Capital Increase
   Relevant Information:
   By virtue of the issuance of shares in order to pay the dividend in shares to the shareholders that so elected, pursuant to their approval at the Shareholders´ General Assembly Meeting held on March 3, 2009, the number of outstanding shares is increased from 170.161.992 to 171.315.953.

   From the above, the new subscribed and paid in capital of Corporacion Financiera Colombiana is Col.Ps 1.713.159.530.oo, represented in 171.315.953 shares, distributed as follows: 160.543.030 common shares and 10.772.923 non-voting preferred dividend shares.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

dw 5/18

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

Cali, April 13, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Authorized Capital Increase
   Relevant Information:
   By virtue of the issuance of shares in order to pay the dividend in shares to the shareholders that so elected, pursuant to their approval at the Shareholders´ General Assembly Meeting held on March 3, 2009, the number of outstanding shares is increased from 170.161.992 to 171.315.953.

   From the above, the new subscribed and paid in capital of Corporacion Financiera Colombiana is Col.Ps 1.713.159.530.oo, represented in 171.315.953 shares, distributed as follows: 160.543.030 common shares and 10.772.923 non-voting preferred dividend shares.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Información Relevante

SUPERINTENDENCIA FINANCIERA DE COLOMBIA S.A.

Entidad : CORPORACION FINANCIERA COLOMBIANA S.A.

Registros encontrados: 1

Fecha	Hora	Tema	Resumen	Anexo
01/04/2009	18:40:04	Aumento del Capital Suscrito y Pagado	Se anexa información sobre el incremento del capital suscrito y pagado	Ver anexo

INFORMACION RELEVANTE

En virtud de la emisión de acciones para efectos del pago del dividendo en acciones a los accionistas que lo aceptaron, conforme a lo aprobado por la Asamblea General Ordinaria de Accionistas en la reunión celebrada el 3 de marzo de 2009, el número de acciones en circulación se incrementa de 170.161.992 a 171.315.953

En razón de lo anotado, el nuevo capital suscrito y pagado de la Corporación es de $1.713.159.530.oo, representado en 171.315.953 acciones, distribuidas así: 160.543.030 acciones ordinarias y 10.772.923 acciones preferenciales y sin derecho a voto.